EXHIBIT 3.3
ARTICLES OF INCORPORATION
In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be: Computer Vision Systems Laboratories, Corp.

ARTICLE II PRINCIPAL OFFICE

Principal street address: 101 Plaza Real South, Suite 201 S, Boca Raton Florida 33432

ARTICLE III PURPOSE

The purpose for which the corporation is organized is: Any and all lawful business.

ARTICLE IV SHARES

The number of shares of stock is: 490,000,000 shares of common stock and 10,000,000 shares of preferred stock with such rights, terms and preferences as determined from time to time by the Board of Directors. The Corporation shall have authority to issue Five Hundred Million (500,000,000) shares of capital stock of which Four Hundred and Ninety Million (490,000,000) shares shall be designated “Common Stock,” par value of $0.0001 per share, and Ten Million (10,000,000) shares shall be designated “Preferred Stock,” par value of $0.0001 per share.

Common Stock.
Each share of Common Stock shall entitle the owner thereof to vote at the rate of one (1) vote for each share held. All persons who acquire shares of Common Stock in the Corporation shall acquire such shares subject to the provisions of these Articles of Incorporation and the Bylaws of the Corporation.

Preferred Stock.
Our Board of Directors of the Corporation shall have authority to prescribe and issue the Preferred Stock in one or more series and to prescribe the number of shares constituting and the designation of each such series of Preferred Stock and the rights, voting powers, designations, preferences, privileges, limitations, dividend rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions), redemption prices, and liquidation preferences; provided, however, that, if more than one series of Preferred Stock is issued, the Board of Directors shall, by resolution, prescribe a distinguishing designation for each such series; and provided, further, that the rights prescribed by the Board of Directors with respect to voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designations must be described in a resolution of the Board of Directors prior to the issuance of such shares and a certificate describing such rights must be filed in accordance with Florida law.

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

Name and Title: Thomas DiCicco, President and Director
Address: 101 Plaza Real South, Suite 201 S, Boca Raton Florida 33432

Name and Title: Michael DiCicco, Vice President and Director
Address: 101 Plaza Real South, Suite 201 S, Boca Raton Florida 33432

ARTICLE VI REGISTERED AGENT

The name of the registered agent is Brenda Lee Hamilton, Esquire. The Florida street address of the registered agent is 101 Plaza Real South, Suite 201 S, Boca Raton Florida 33432.

ARTICLE VII INCORPORATOR

The name of the Incorporator is: Brenda Lee Hamilton, Esquire. The address of the incorporator is 101 Plaza Real South, Suite 201 S, Boca Raton Florida 33432.

ARTICLE VIII. EFFECTIVE DATE

These Articles of Incorporation shall become effective on June 27, 2011.
Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

/s/Brenda Lee Hamilton June 8, 2011
Required Signature/Registered Agent

I submit this document and affirm that the facts stated herein are true. I am aware that any false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S.

/s/Brenda Lee Hamilton June 8, 2011
Brenda Lee Hamilton